Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017

TELEPHONE: +1-212-455-2000

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Direct Dial Number (212) 455-2516	E-mail Address BWells@stblaw.com

August 21, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Private Equity Strategies Fund (TE) L.P.

Registration Statement on Form 10-12G

Filed April 29, 2025

File No. 000-56742

Ladies and Gentleman:

On behalf of Blackstone Private Equity Strategies Fund (TE) L.P. (the “Feeder”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) a post-effective amendment (“Post-Effective Amendment No. 1”) to the above-referenced registration statement on Form 10 (the “Registration Statement”) originally filed with the Commission on April 29, 2025. The Feeder has revised the Registration Statement in response to the letter from the staff (the “Staff”) of the Commission’s Division of Corporate Finance, dated May 28, 2025 (the “Comment Letter”), related to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1. Unless otherwise defined below, capitalized terms used below shall have the meanings given to them in Post-Effective Amendment No. 1. The responses and information described below are based upon information provided to us by the Feeder.

Securities and Exchange Commission	August 21, 2025

Registration Statement on Form 10-12G

General

1.

Please provide a legal analysis of whether the BXPE Fund Program as a whole (which envisages participation by the Feeder, BXPE U.S., BXPE Lux, and other investors) meets the definition of an “investment company” under Section 3(a) of the Investment Company Act of 1940 (the “1940 Act”). Your analysis should address, among other things, whether BXPE U.S. and/or the BXPE Fund Program are co-issuers with the Feeder.

Response: As further discussed below, the Feeder does not believe that BXPE U.S. and/or the BXPE Fund Program should be viewed as a single issuer or co-issuers with the Feeder for purposes of the analysis under Section 3(a) of the 1940 Act because each investment vehicle within the BXPE Fund Program is a distinct and separate legal entity, with its own terms, assets, liabilities, investors and, in some cases, investment portfolio.

As shown in the chart below, the BXPE Fund Program consists of the Feeder, Blackstone Private Equity Strategies Fund L.P. (“BXPE U.S.”), BXPE Aggregator (CYM) L.P. (the “Aggregator”), any parallel investment vehicles established by, or at the direction of, the Sponsor to invest alongside BXPE U.S. in the Aggregator (the “Parallel Funds”) and Blackstone Private Equity Strategies Fund SICAV (“BXPE Lux”), an investment vehicle sponsored by Blackstone with substantially similar investment objectives and strategies and highly overlapping investment portfolio relative to the Aggregator. As described in the Registration Statement, the Feeder was formed for investors with particular tax characteristics, such as tax-exempt investors and certain non-U.S. investors, and invests all or substantially all of its assets indirectly in BXPE U.S. BXPE U.S. and any Parallel Funds, in turn, invest all or substantially all of their assets in the Aggregator, which makes investments in privately negotiated, equity-oriented investments consistent with the investment objectives and strategies set forth in the Registration Statement. BXPE Lux is managed as a similar but distinct investment program from the Aggregator, and its investment portfolio diverges to some extent from the portfolio of the Aggregator.

Securities and Exchange Commission	August 21, 2025

The Feeder and BXPE U.S. are Delaware limited partnerships that are offered primarily to U.S. investors. The Aggregator is a Cayman exempted limited partnership that serves as an investment holding entity and offers its interests exclusively to BXPE U.S. and any Parallel Funds. Any Parallel Funds or BXPE Lux are, or are expected to be, formed in non-U.S. jurisdictions and offered exclusively to non-U.S. investors. Each of these vehicles has its own operating agreements and offering documents with distinct terms, fees and tax consequences. In addition, each of these vehicles is subject to different regulatory regimes based on its domicile and offering activity.

Securities and Exchange Commission	August 21, 2025

Each investment vehicle included in the BXPE Fund Program either (a) would be an “investment company” under Section 3(a)(1) of the 1940 Act but for the exception to that definition in Section 3(c)(7) of the 1940 Act, or (b) is an “investment company” under Section 3(a)(1) that is exempt from registration by Section 7(d) of the 1940 Act. Accordingly, each investment vehicle included in the BXPE Fund Program has an independent basis for exclusion from the definition of “investment company” under Section 3(a) or exemption from registration as an investment company under Section 7(d) of the 1940 Act.

Each of the Feeder and BXPE U.S. relies, and expects to continue to rely, on Section 3(c)(7) of the 1940 Act, which excepts from the definition of “investment company” any issuer: (i) whose outstanding securities are owned exclusively by persons who, at the time of acquisition of such securities, are “qualified purchasers” (as defined in the 1940 Act and rules thereunder) and (ii) that is not making, and does not at that time propose to make, a public offering of such securities.

With respect to the first prong of Section 3(c)(7), as U.S. entities, each of the Feeder and BXPE U.S. limits ownership of its securities to persons who are qualified purchasers at the time of acquisition. Because the Feeder invests all or substantially all of its assets indirectly in BXPE U.S., which, in turn, invests all or substantially all of its assets in the Aggregator, each of the Feeder and BXPE U.S. are deemed to have been formed for the specific purpose of acquiring securities issued by BXPE U.S. and the Aggregator, respectively. Pursuant to Rule 2a51-3 under the 1940 Act, each of the Feeder and BXPE U.S. cannot itself be deemed a qualified purchaser of BXPE U.S.’s securities and the Aggregator’s securities, respectively, unless all of BXPE U.S.’s securities (and all of the Feeder’s securities, in turn) are also held by qualified purchasers. As a result, the Feeder and BXPE U.S. only offer securities to persons that are qualified purchasers at the time they purchase such securities.

With respect to the second prong of Section 3(c)(7), each of the Feeder and BXPE U.S. conducts a continuous private offering in reliance on an exemption from the registration requirements of the 1933 Act to investors who are both (i) accredited investors within the meaning of Regulation D under the 1933 Act and (ii) qualified purchasers (as defined in the 1940 Act and rules thereunder). In addition, as noted above, any Parallel Funds and BXPE Lux conduct, or will conduct, offshore offerings to non-U.S. investors in one or more non-U.S. jurisdictions exempt from the registration provisions of the 1933 Act by virtue of Regulation S promulgated thereunder.

As noted above, any Parallel Funds and/or BXPE Lux are, or will be, organized in jurisdictions other than U.S. states and territories and offer their securities exclusively to non-U.S. persons. Accordingly, any Parallel Funds and/or BXPE Lux are not, or will not be, required to register as an investment company pursuant to Section 7(d) of the 1940 Act and are, or will be, subject instead to the regulatory regimes of the non-U.S. jurisdictions in which they are domiciled and offer their securities. To the extent any Parallel Fund and/or BXPE Lux includes any U.S. persons as investors, such Parallel Fund and/or BXPE Lux will comply with the Staff’s guidance in Goodwin, Procter & Hoar, SEC No-Action Letter (Feb. 28, 1997) by limiting any such U.S. persons to qualified purchasers.1

[1]

Goodwin, Procter & Hoar, SEC No-Action Letter, at 4 (Feb. 28, 1997) (“Goodwin Procter Letter”) (“As noted above, Section 7(d) reflects a Congressional determination that Foreign Funds that access the U.S. should be subject to the same type and degree of regulation that applies to U.S. investment companies. Consistent with this principle, we believe that a Foreign Fund may privately offer and sell its securities to qualified purchasers in the United States in accordance with the provisions of Section 3(c)(7) (and any Commission rules promulgated under the section) without violating Section 7(d).”); id. at n. 9 (“In our view, the non-U.S. resident shareholders of a Foreign Fund relying on Section 3(c)(7) to offer its securities in the United States need not be qualified purchasers.”).

Securities and Exchange Commission	August 21, 2025

The Aggregator is formed in a non-U.S. jurisdiction and offers its securities exclusively to BXPE U.S. and any Parallel Funds; and therefore, all indirect investors in the Aggregator will be U.S. persons who are qualified purchasers and/or non-U.S. persons in compliance with the Staff’s guidance in the Goodwin Proctor Letter.

In light of the discussion above, we do not believe that the BXPE Fund Program should be viewed as a single issuer or a co-issuer with the Feeder for purposes of the analysis under Section 3(a) of the 1940 Act given the distinct and separate nature of the vehicles that make up the BXPE Fund Program.

2.

We note that the Feeder relies on the exclusion provided by Section 3(c)(7) of the 1940 Act. Please provide a legal analysis assessing the Feeder’s ability to maintain adherence to Section 3(c)(7) once the Feeder’s shares are registered and the BXPE Fund Program is in operation. Your response should address, among other things, whether any actions or activities of the Feeder and/or the BXPE Fund Program may constitute a public offering.

Response: Neither the Feeder nor any other entity within the BXPE Fund Program is making a public offering of its securities under the 1933 Act. As noted above in response to Comment 1, each of the Aggregator, BXPE U.S. and the Feeder rely, and expect to continue to rely, on the exception to the definition of “investment company” pursuant to Section 3(c)(7), while any Parallel Fund and/or BXPE Lux rely, or will rely, on the exemption from registration as an investment company pursuant to Section 7(d) of the 1940 Act. A requirement for reliance on Section 3(c)(7) of the 1940 Act is that the issuer is not making, and does not propose to make, a public offering of its securities. Accordingly, no entity within the BXPE Fund Program is making a public offering of its securities to U.S. investors by virtue of reliance on the exemptions provided for in Section 4(a)(2) of the 1933 Act and/or Regulation D and Regulation S thereunder, as applicable.

Each of the Feeder and BXPE U.S. intends to rely on Section 4(a)(2) and/or Rule 506(b) under the 1933 Act to offer and sell its securities in private placements to U.S. investors inside the United States. Such private placements are not public offerings for purposes of Section 3(c)(7) of the 1940 Act. The Commission has long regarded Section Rule 506 transactions as non-public offerings for the purposes of Sections 3(c)(1) and 3(c)(7) of the 1940 Act.2 Accordingly, so long as an issuer complies with the terms and conditions of Rule 506 with respect to its private placement inside the United States, the issuer’s offering of securities would fall within the exemption from registration provided in Section 4(a)(2) of the 1933 Act and, for that reason, would not be a public offering for purposes of Section 3(c)(7) of the 1940 Act.

[2]

See Release No. 33-6389 (noting that the “Commission regards rule 506 transactions as non-public offerings for purposes of the definition of `investment company’ in section 3(c)(1) of the [1940] Act”); Privately Offered Investment Companies, Release No. IC-22597 (Apr. 3, 1997) [62 FR 17512 (Apr. 9, 1997)], at n. 5 (noting that the “Commission believes that section 3(c)(7)’s public offering limitation should be interpreted in the same manner as the limitation in section 3(c)(1)”). The Commission re-affirmed this position in 2013 when adopting amendments to Rule 506 to implement Section 201(a) of the Jumpstart Our Business Startups Act of 2012, which permits issuers to engage in general solicitation or general advertising in offering and selling securities, subject to certain limitations. Id. at 48 (“the effect of Section 201(b) of JOBS Act is to permit private funds to engage in general solicitation in compliance with new Rule 506(c) without losing either of the exclusions [pursuant to Sections 3(c)(1) and 3(c)(7) under the 1940 Act.”); id. at 48-49 (“although Section 201(b) does not explicitly reference the meaning of ‘public offering’ under the 1940 Act, it clearly states that ‘[o]ffers and sales exempt under [Rule 506, as revised pursuant to Section 201(a)] shall not be deemed public offerings under the Federal securities laws as a result of general advertising or general solicitation.’”).

Securities and Exchange Commission	August 21, 2025

As noted above, any Parallel Fund and/or BXPE Lux conduct, or will conduct, offshore offerings in accordance with Regulation S under the 1933 Act. The Staff has confirmed that a non-U.S. fund may make an offshore offering in compliance with Regulation S. Although any Parallel Fund and/or BXPE Lux do not expect to make offerings in the United States, the Staff has stated that a non-U.S. fund conducting an offering outside of the United States pursuant to Regulation S could simultaneously conduct a private offering in the United States to qualified purchasers in compliance with Section 3(c)(7) of the 1940 Act.3 Accordingly and as noted above, to the extent any Parallel Fund and/or BXPE Lux include any U.S. persons as investors, such Parallel Fund and/or BXPE Lux will comply with the Staff’s guidance in the Goodwin Procter Letter by limiting any such U.S. persons to qualified purchasers.

As also noted above, the Aggregator is a non-U.S. fund that offers its securities only to BXPE U.S. and any Parallel Funds pursuant to Section 4(a)(2) of the 1933 Act and/or Regulation D and Regulation S thereunder, as applicable. Therefore, all indirect investors in the Aggregator will be U.S. persons who are qualified purchasers and/or non-U.S. persons in compliance with the Staff’s guidance in the Goodwin Proctor Letter.4

[3]

See Goodwin Procter Letter, at 12, (Feb. 28, 1997) (“In Touche Remnant, the staff took the position that, generally, a Foreign Fund’s private U.S. offering would be viewed as separate from the Fund’s simultaneous offshore public offering. The staff took the position, therefore, that Section 7(d) does not prohibit a Foreign Fund from conducting a private U.S. offering simultaneously with an offshore public offering, provided that the Foreign Fund does not use U.S. jurisdictional means in connection with the offshore offering. We believe that the same principle should apply in the case of a Foreign Fund seeking to make a private offering in the United States under Section 3(c)(7) at the same time that it is making a public offering outside the United States. We believe, therefore, that Section 7(d) does not prohibit a Foreign Fund from conducting a private U.S. offering in compliance with Section 3(c)(7) simultaneously with an offshore public offering.”) (internal footnotes omitted). See also Rule 152(b)(2) under the 1933 Act (“Offers and sales made in compliance with . . . Regulation S . . . will not be integrated with other offerings.”).

[4]	See Goodwin Procter Letter, supra note 3.

Securities and Exchange Commission	August 21, 2025

For the Staff’s reference, we included the various private offering exemptions in the chart included in the Feeder’s response to Comment 1.

In addition, an issuer that is not conducting a public offering may be required to register its securities under Section 12 of the Exchange Act once it meets the applicable filing thresholds. Once registered under the Exchange Act, the Section 3(c)(7) issuer would be required to make public filings with the Commission going forward. Notwithstanding the public nature of such required filings, the Feeder’s Registration Statement and other periodic filings, once required, are not offering documents in accordance with Rule 168 under the 1933 Act.5 The Feeder has included a statement in the “Explanatory Note” to the Registration Statement that the Registration Statement is not an offer of BXPE or any other Blackstone fund and the Feeder intends to include a similar statement in its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

There are a number of examples of issuers engaged in private offerings pursuant to Rule 506(b) under the 1933 Act that have securities registered under the Exchange Act. In addition, unlike the exception under Section 3(c)(1) of the 1940 Act, which is premised on an exemption from the 1940 Act based on the limited size of the issuer’s offering (i.e., 100 non-accredited investors) and resulting investor base, there is no limitation under the 1940 Act on the number of investors in a fund that relies on the exception under Section 3(c)(7). This suggests that Congress did not view the ability to rely on Section 3(c)(7) of the 1940 Act as being dependent on the number of investors, and that a large number of investors does not necessarily suggest that an otherwise private offering should be deemed to be a public offering. There is also no language in the Exchange Act or rules thereunder that exempts a Section 3(c)(7) fund from registering its securities under the Exchange Act should it exceed the applicable filing thresholds.

Accordingly, an issuer relying on Section 3(c)(7) of the 1940 Act, such as the Feeder and BXPE U.S., can conduct a private offering pursuant to Rule 506 and register its securities under Section 12 of the Exchange Act without compromising its ability to meet the “no public offering” requirement of Section 3(c)(7) of the 1940 Act. In addition, non-U.S. funds, such as the Aggregator, the Parallel Funds and BXPE Lux, may comply with Section 3(c)(7) by limiting ownership of their securities by U.S. persons to qualified purchasers in accordance with the Goodwin Procter Letter, while simultaneously conducting offshore offerings in accordance with Regulation S under the 1933 Act.

[5]

Rule 168(a) deems communications containing factual business information not to constitute an offer to sell or offer for sale of a security which is the subject of an offering pursuant to a registration statement if the issuer is required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Rule 168(b) further defines “factual business information” to include such factual business information contained in reports or other materials filed with, or furnished or submitted to, the Commission pursuant to the Exchange Act.

Securities and Exchange Commission	August 21, 2025

3.

We note that a key feature of the BXPE Fund Program is co-investment between and among BXPE and BXPE Lux, which have “substantially similar investment objectives and strategies” and “highly overlapping investment portfolios . . .”. Please explain in further detail the manner in which such co-investments will typically be made and the corporate relationship(s), if any, between and among BXPE and BXPE Lux.

Response: As disclosed in the Registration Statement, BXPE and BXPE Lux have substantially similar investment objectives and strategies and have highly overlapping investment portfolios; however, BXPE and BXPE Lux operate as distinct investment structures. As a result, certain conflicts may arise between BXPE and BXPE Lux with respect to the allocation of investment opportunities. Investment opportunities are and will be allocated among BXPE and BXPE Lux in accordance with Blackstone’s prevailing policies and procedures on a basis that the Sponsor believes to be fair and reasonable in its sole discretion, which may be pro rata based on available capital, subject to the following considerations: (x) any applicable investment strategies, mandates, objectives, focus, parameters, guidelines, limitations, liquidity positions and requirements of BXPE and BXPE Lux; (y) forecasted available capital of BXPE and BXPE Lux (including consideration of expected fundraising, realizations, investment fundings, and other cash movements); and (z) legal, tax, accounting, regulatory and any other considerations deemed relevant by the Sponsor as described further in the Registration Statement. For additional information on the Sponsor’s allocation policies and related risk factors, the Feeder respectfully directs the Staff to its disclosure beginning on pages 16 and 144.

4.	Please confirm whether any Other Blackstone Accounts will invest directly in the Feeder or BXPE U.S.

Response: Other Blackstone Accounts have not invested in the Feeder or BXPE U.S. as of the date hereof, but may consider doing so in the future.

Page 5 – Item 1. Business

5.	Please describe your process for identifying portfolio entities.

Response: The Feeder indirectly invests all or substantially all of its assets in BXPE U.S., resulting in an underlying investment portfolio that is substantially identical to an investment in BXPE U.S. The Feeder respectfully directs the Staff to its disclosure under the heading “Investment Process Overview” beginning on page 12, which provides information regarding BXPE’s process for identifying, evaluating and monitoring investments.

Securities and Exchange Commission	August 21, 2025

6.

We note your disclosure on pages 4 and 241 that unitholders are not entitled to nominate or vote in the election of your directors and are not able to bring matters before a meeting of unitholders or nominate directors at such meeting, nor are they generally able to submit unitholder proposals under Rule 14a-8 of the Exchange Act. We also note overall responsibility for your oversight rests with Blackstone Private Equity Strategies Associates L.P. Please clarify who will hold the voting power and control the appointment and removal of members of the board of directors, as well as exercise influence over the company and its portfolio entities.

Response: The Feeder acknowledges the Staff’s comment and has revised its disclosure on pages 4, 10, 232 and 245 to include additional information on voting power, appointment and removal of members of the Feeder Board of Directors, as well as oversight responsibilities over BXPE and its Investments.

Page 5 – The Feeder – Blackstone Private Equity Strategies Fund (TE) L.P.

7.	Revise this section, or another appropriate section, to clarify the impact on other fund investors, if any, if another unit-holder were to lose its tax-exempt status.

Response: The Feeder has revised its disclosure on page 28 to clarify that there would be no impact to other Unitholders if another Unitholder loses its tax-exempt status.

Page 8 – BXPE Structure

8.	Please revise the organizational chart to clarify in the chart or by footnote which entity is the registrant.

Response: The Feeder acknowledges the Staff’s comment and has revised its organizational chart on page 9 accordingly.

Page 10 – Compensation of the Sponsor

9.

We note that the management fee and administration fee paid by you, BXPE U.S. and any parallel fund are based on each entity’s proportional interest in BXPE US Aggregator (CYM) L.P. Please disclose the proportional interest held by you in BXPE US Aggregator (CYM) L.P.

Response: The Feeder acknowledges the Staff’s comment and has revised its disclosure on page 5 to provide the Feeder’s proportional interest of the Aggregator, held indirectly through its investment in BXPE U.S.

10.

Revise this section, or present in another prominently located sub-section of the forepart of the Form 10, a tabular presentation of all significant fees that may be charged to the holders of your three classes of securities.

Securities and Exchange Commission	August 21, 2025

Response: The Feeder acknowledges the Staff’s comment and has revised its disclosure beginning on page 21 to present all significant fees that may be charged to holders of Class S Units, Class D Units and Class I Units.

Page 19 – Repurchase Program

11.

Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your repurchase program. Similarly, please provide your analysis as to how you concluded that settlement within 35 days of the repurchase date constitutes prompt payment.

Response: The Feeder acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E under the Exchange Act, to its redemption program, if any. As stated in the Registration Statement, at the discretion of the General Partner and in accordance with the BXPE U.S. Partnership Agreement, BXPE U.S. expects to periodically offer to redeem up to 3% of BXPE U.S.’s limited partnership units outstanding. BXPE U.S. intends to conduct its redemption program in compliance with either Rule 13e-4 and Regulation 14E under the Exchange Act, applicable Staff guidance or relief. To the extent BXPE U.S. conducts tender offers, it intends to comply with Rule 13e-4 and Regulation 14E, including the requirement for prompt payment. Accordingly, the Feeder has revised its disclosure beginning on pages 20 and 122.

12.

With respect to the continuous private offering and repurchase program, provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.

Response: The Feeder respectfully submits that Section 102(b)(3) of Regulation M exempts redemptions by limited partnerships at a price based on NAV which are effected in accordance with the terms and conditions of instruments governing the securities; provided that such securities are not traded on an exchange or through an inter-dealer quotation system or electronic communications network. Consistent with the foregoing, the Feeder is a limited partnership; its Units are not traded on an exchange or through an inter-dealer quotation system or electronic communications network; and the redemption price of the Units will be based on NAV as set forth in the Feeder’s private placement memorandum, the Feeder Partnership Agreement, and Unit Redemption Plan. According, Regulation M would not prohibit the Feeder from making redemptions during its continuous private offering.

13.

We note disclosure that under the repurchase program, you will use BXPE U.S.’s NAV per unit as of the last calendar day of the applicable quarter. We also note your disclosure that the Feeder’s transactional NAV is the price at which it sells and repurchases its units. Please revise to clarify the NAV at which you will repurchase your units. If the applicable NAV per unit may change materially from the date a repurchase window is opened to the date on which the NAV per share applicable to such repurchase is published, please revise to summarize the mechanics of share repurchase requests, the timing of published NAV applicable to requests, and the extent to which investors will be able to revoke requests in the event of material changes to the applicable NAV after the date of the initial request.

Securities and Exchange Commission	August 21, 2025

Response: The Feeder respectfully directs the Staff to its response to comment 11 above.

14.

Revise to clarify that the unitholders of Blackstone Private Equity (TE) are limited in their ability to liquidate their units of the feeder, beyond the 3% limitation placed on all unitholders of BXPE.

Response: The Feeder acknowledges the Staff’s comment and has revised its disclosure on pages 20 and 122 to clarify that redemptions are limited to 3% of the outstanding units of BXPE U.S., and accordingly, Unitholders’ ability to liquidate their Units will be limited by redemption requests made by direct unitholders of BXPE U.S.

Page 34 – Risk Factors

15.

We note your disclosure that BXPE invests in assets that may be illiquid. Add a risk factor that discusses the impact of BXPE’s investment in potentially illiquid or difficult to value assets on its ability, and correspondingly the ability of the feeder, to accommodate repurchase requests. Include disclosure related to the percentage of BXPE’s assets that are illiquid or cannot be readily assigned a value as of a recent date. Also, discuss the extent to which BXPE or the feeder have had repurchase requests that exceed the 3% limit in any recent quarter.

Response: The Feeder acknowledges the Staff’s comment and has revised its disclosure on pages 60 and 122 accordingly. The Feeder also respectfully directs the Staff to its disclosure beginning on pages 60 and 122 which describes risks associated with BXPE’s illiquid Investments and valuations of such Investments.

Page 93 – Line of Credit with Blackstone Affiliate

16.	Please disclose, as of the period covered, the amount of credit available under the uncommitted line of credit with Blackstone Holdings Finance Co., L.L.C.

Response: The Feeder acknowledges the Staff’s comment and has revised its disclosure beginning on page 236 to disclose the amount of credit available under the uncommitted line of credit with Blackstone Holdings Finance Co. L.L.C. as of the date hereof.

Page 242 – Delaware Law and Certain Provisions of the Feeder Partnership Agreement

17.	Refer to Section 11.8(b) of your Amended and Restated Limited Partnership Agreement. Please include a description of this trial by jury provision in your registration statement.

Securities and Exchange Commission	August 21, 2025

Please also disclose whether the provision applies to federal securities law claims. If it is applicable to federal securities law claims, please ensure the provision in the agreement clearly states this or tell us how you will make future investors aware of the provision’s limited applicability.

Response: The Feeder acknowledges the Staff’s comment and has included new disclosure on pages 128 and 247 to describe the trial by jury provision of the Feeder Partnership Agreement and disclose that such provision will not apply to claims, suits, actions or proceedings arising out of or relating to the federal securities laws or the rules and regulations thereunder.

Page 244 – Exclusive Delaware Jurisdiction

18.

We note that your forum selection provision indicates that any action or proceeding against the parties relating in any way to the Feeder Partnership Agreement shall be brought and enforced in the courts of the State of Delaware, and to the extent that subject matter jurisdiction exists, the United States for the District of Delaware. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits.

Response: The Feeder acknowledges the Staff’s comment and has revised its disclosure on page 247 to clarify that the exclusive jurisdiction provisions will apply to claims, suits, actions or proceedings arising out of or relating to the federal securities laws or the rules and regulations thereunder. In addition, the Feeder has included new risk factor disclosure beginning on page 129 to state that there is uncertainty as to whether a court would enforce such provision and that Unitholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Exhibits

19.

Please file the investment management agreement, the amended and restated warehousing agreement, and any agreement governing the amended and restated unsecured, uncommitted line of credit agreement with Blackstone Holdings Finance Co. L.L.C., or provide your analysis as to why you do not need to file these agreements. Please also describe the material terms of the amended and restated unsecured, uncommitted line of credit agreement with Blackstone Holdings Finance Co. L.L.C.

Response: The Feeder acknowledges the Staff’s comment and has revised its exhibit list beginning on page 249.

***

Securities and Exchange Commission	August 21, 2025

Please call me (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:

Ben Phippen, Securities and Exchange Commission

Marc Thomas, Securities and Exchange Commission

Madeleine Joy Mateo, Securities and Exchange Commission

Christian Windsor, Securities and Exchange Commission

Leon Volchyok, Blackstone Private Equity Strategies Fund (TE) L.P.

Kate O’Neil, Blackstone Private Equity Strategies Fund (TE) L.P.

Rajib Chanda, Simpson Thacher & Bartlett LLP